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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

KLM Cityhopper Confirms Options for Two E175s

São José dos Campos, Brazil, January 13, 2016 – Embraer announced today that KLM Cityhopper, KLM’s subsidiary for European operations, confirmed options for two additional E175s. The original contract, covering 17 firm orders (15 E175s and two E190s) and 17 options (all for the E175 version), was announced in March 2015. Options for 15 aircraft of the same model still remain.

The two new E175s were included in Embraer’s 2015 fourth-quarter backlog and have an estimated value of USD 88.8 million, based on Embraer’s list prices. These new aircraft will join the 30 E190s already flying with KLM Cityhopper – the airline received the two new E190s from this order in December 2015.

“For almost a decade KLM Cityhopper has operated E-Jets, becoming one of the largest customers of this aircraft family in the world, so we are extremely pleased that they have confirmed these new acquisitions, extending our great partnership. We wish even greater success to KLM Cityhopper as it continues to modernize its fleet in order to face the very competitive aviation environment in Europe,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation.

“We are pleased to confirm the options for two additional Embraer E175s. They will join the 30 E190s already flying with KLM Cityhopper. The E175 will be configured in a single-class layout with differentiated pitches to accommodate for European Business Class, Economy Comfort and Economy Class. With the leather upholstery this makes the Embraer extremely comfortable for our passengers,” said Pieter Elbers, President and CEO KLM.

“The E190 cabin and seat appreciation by our passengers, the operational reliability, the advanced maintenance technology, the fuel consumption and CO-2 footprint contributed to KLC success. Our operations will be reinforced with the E175 and its attractive economics starting to join KLC fleet in a couple of months,” said Boet Kreiken, Managing Director KLM Cityhopper.

The first E175 will join KLM Cityhopper’s fleet in March 2016. KLM started the process of replacing the Fokker for E-Jets at KLM Cityhopper in 2008, in order to enhance the existing network and to permit the development of new routes. When the last aircraft from this order is delivered, including these two E175s, KLM Cityhopper will have 47 E-Jets, the largest E-Jet fleet in Europe.

Since entering revenue service in 2004, Embraer has received more than 1,700 orders for its family of E-Jets. The aircraft have been added to the fleets of 70 customers in 50 countries. More than 1,200 E-Jets have been delivered. The versatile 70 to 130-seat family is flying with low-cost airlines and with regional and mainline carriers.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	press@embraer.com.br Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

About KLM Cityhopper

KLM Cityhopper operates around 300 flights a day for KLM. These flights serve all cities within Europe, 57 which are essentially business destinations. Each day, around 20.000 passengers choose to fly with KLM Cityhopper. KLM Cityhopper was rated Regional Airline of the Year 2015 in the world by an international panel of professional judges.

About Embraer Commercial Aviation

Embraer is the world’s leading manufacturer of commercial jets that seat up to 130 passengers. Nearly 900 aircraft from the 37, 44 and 50-seat ERJ 145 family of regional jets have been delivered to airlines since their introduction in 1996. The E-Jet family includes four larger aircraft that have between 70 and 130 seats. The E170, E175, E190 and E195 set the standard in their category with their advanced engineering, high degree of efficiency, spacious, ergonomic cabins with two-by-two seating, and attractive operating economics. Since the E-Jets entered revenue service in 2004, Embraer has received 1,700 firm orders for this aircraft family. More than 1,200 have been delivered.

In 2013, Embraer launched the E-Jets E2, the second generation of its E-Jets family of commercial aircraft comprised of three new aircraft – E175-E2, E190-E2, E195-E2 – seating from 70 to 130 passengers. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2020.

Follow us on Twitter: @Embraer

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	press@embraer.com.br Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer